The Benchmark Company, LLC

150 East 58th Street, 17th Floor

New York, NY 10155

July 26, 2018

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Electrameccanica Vehicles Corp. (the “Company”)
Filed on Form F-1
Registration No. 333-222814

Ladies and Gentleman:

Reference is made to our letter, filed as correspondence via EDGAR on July 25, 2018, in which we, as representatives of the several underwriters, requested the acceleration of the effective date of the above-referenced Registration Statement for Thursday, July 26, 2018, at 4:30 p.m. Eastern Time, in accordance with Rule 461 under the Securities Act of 1933, as amended. We are no longer requesting that such Registration Statement be declared effective at this time and we hereby formally withdraw our request for acceleration of the effective date.

Sincerely,

THE BENCHMARK COMPANY, LLC
Acting on behalf of themselves and as Representative of the several Underwriters

By:	/s/ Michael S. Jacobs
Name:	Michael S. Jacobs
Title:	Head of Equity Capital Markets